UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

GH RESEARCH PLC

(Name of Issuer)

Ordinary shares, nominal value $0.025 per share

(Title of Class of Securities)

G3855L106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3855L106	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Florian Schonharting
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,070,179 Ordinary Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,070,179 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,070,179 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.0% (1)
12	TYPE OF REPORTING PERSON IN

(1) This percentage is calculated based on 52,020,849 ordinary shares outstanding as of December 31, 2021.

CUSIP No. G3855L106	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is GH Research PLC (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 28 Baggot Street Lower, Dublin 2, D02 NX43, Ireland.

Item 2(a).	Name of Person Filing

Florian Schonharting.

Item 2(b).	Address of Principal Business Office or, if none, Residence

Ostergade 24A, 1st Floor, DK-1100, Copenhagen, Denmark.

Item 2(c).	Citizenship

Denmark.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is ordinary shares, nominal value $0.025 per share (the “Ordinary Shares”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is G3855L106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. G3855L106	13G	Page 4 of 6 Pages

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

15,070,179 Ordinary Shares.

Item 4(b).	Percent of Class

29.0%. The calculation of the percentage of Ordinary Shares beneficially owned assumes 52,020,849 Ordinary Shares outstanding as of December 31, 2021.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 15,070,179

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 15,070,179

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. G3855L106	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 9, 2022

Florian Schonharting

By:	/s/ Florian Schonharting
Name:	Florian Schonharting